

January 30, 2014

<u>Via E-mail</u>
David C. Shiels
Chief Financial Officer
Access Midstream Partners, L.P.
525 Central Park Drive
Oklahoma City, Oklahoma 73105

     Re: Access Midstream Partners, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 25, 2013
            File No. 1-34831

Dear Mr. Shiels:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Thompson

                                    Jennifer Thompson
                                    Accounting Branch Chief